Exhibit 99.17

April 27, 2015

By Email and Federal Express

The Special Committee of the Board of Directors
Attention:  Matthew Doheny, Chairman
Affinity Gaming
3755 Breakthrough Way, Suite 300
Las Vegas, NV 89155

Dear Matt:

We appreciate the Special Committee’s continued attention to our April 3, 2015 proposal, and sincerely hope that the Special Committee will realize its compelling value for all of the company's stockholders.  However, it is not sensible for Affinity Gaming or Z Capital Partners, L.L.C. to continue expending time and resources on the proposed transaction if the $9.75 per share cash purchase price is not acceptable to the Special Committee.  Given that the Special Committee is composed of directors designated by highly sophisticated investors with a long-standing interest Affinity, who doubtless have a well-developed sense of its value, we believe an assessment of our proposed price can be made within a timeframe common in transactions of this sort. In keeping with that, we respectfully inform the Special Committee that our April 3, 2015 proposal will terminate at 5:00 PM Pacific time on May 19, 2015 (the “Termination Date”).

Promptly following confirmation from the Special Committee prior to the Termination Date that the proposed purchase price is acceptable, we would expect to enter into a customary confidentiality agreement and 30-day exclusivity agreement.  With the company’s cooperation, we believe that we can complete our limited due diligence and negotiate definitive documentation within this time period.  We would also be willing to permit the company to solicit superior proposals during a reasonable post-signing “go-shop” period, subject to a customary break-up fee.

We look forward to continuing to work with the Special Committee to pursue a transaction promptly.  Please contact James J. Zenni, Jr. or Andrei Scrivens at 847-235-8100 (office) with any questions.  We look forward to hearing from you.

Sincerely,

Z CAPITAL PARTNERS, L.L.C.

By:	/s/ James J. Zenni, Jr.
James J. Zenni, Jr.
President and CEO